Exhibit 99.100

CONSENT

The undersigned hereby consents to the use of the scientific and technical information with respect to the Macusani Project derived from Sections 15, 16 and 21 of the technical report titled “Macusani Project, Macusani, Peru, NI 43-101 Report – Preliminary Economic Assessment” with an effective date of January 12, 2016, which is included in this registration statement on Form 40-F being filed by American Lithium Corp. with the United States Securities and Exchange Commission.

/s/Phil Newall
Phil Newall
Date: December 21, 2022